PILLSBURY WINTHROP SHAW PITTMAN LLP
P.O. BOX 7880
SAN FRANCISCO, CA 94120
Tel: (415) 983-1000
Fax: (415) 983-1200
September 26, 2005
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Mr. Albert C. Lee, Staff Attorney

Re:	Genomic Health, Inc.
Registration Statement on Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
On behalf of Genomic Health, Inc., we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 5 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto. Marked copies of Amendment No. 5 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the staff of the Securities and Exchange Commission.
If you have any questions, please do not hesitate to call me at (415) 983-6117.
Yours very truly,
/s/ Justin D. Hovey
Justin D. Hovey

cc:	Randal W. Scott, Ph.D.
G. Bradley Cole
S.D. Wong
G.A. Lombardi